FOIA Confidential Treatment Requested by ConocoPhillips pursuant to 17 C.F.R. § 200.83

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), ConocoPhillips requests confidential treatment under the Freedom of Information Act of the portions of our responses indicated below. Any correspondence, questions, notices and orders concerning such request may be addressed to ConocoPhillips’ Executive Vice President, Finance and Chief Financial Officer, Jeff W. Sheets, at 600 North Dairy Ashford, Houston, TX 77079, telephone number 281-293-1000, facsimile number 281-293-6311.

October 10, 2012

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 21, 2012

Response Letter Dated August 3, 2012

File No. 001-32395

Dear Mr. Schwall:

Our responses to the comments raised in your letter dated September 26, 2012, are set forth below. The Staff’s comments are shown in bold followed by our responses.

Annual Report on Form 10-K for Fiscal Year ended December 31, 2011

Risk Factors, page 31

U.S. Securities and Exchange Commission

October 10, 2012

Our operations present hazards and risks that require significant and continuous oversight, page 33

1.	We note your response to prior comment 2 from our letter to you dated July 20, 2012. In future filings, beginning with your next Form 10-Q, please provide a separate discussion of the risks posed to your operations from your dependence upon technology or to your business, operations or reputation by cyber attacks or breaches of your cybersecurity. In addition, in order to provide the proper context for your risk factor disclosure, and as you stated in your response letter, please confirm that you will disclose in this revised risk factor that you have experienced occasional actual and attempted breaches of your cybersecurity.

Response:

We acknowledge the Staff’s comment and will include in our future filings, beginning with our next Form 10-Q, a discussion of the risks posed to our operations from our dependence on technology or to our business, operations or reputation by cyber attacks or breaches of our cybersecurity. We confirm we will disclose in this revised risk factor that we have experienced occasional, actual and attempted breaches of our cybersecurity.

Financial Statements and Supplementary Data, page 77

Supplementary Information – Oil and Gas Operations, page 140

Proved Undeveloped Reserves, page 149

2.	Your response to prior comment number 4 from our letter dated July 20, 2012 indicates, in part, that future development costs, as shown in your presentation of SMOG, includes not only costs related to the development of proved undeveloped reserves, but also includes costs associated with sustaining existing producing reserves (“sustaining costs”) and costs associated with the abandonment of the developed assets (“abandonment costs”). Supplementally, tell us the amount of “sustaining costs” and “abandonment costs” included in future development costs per your presentation of SMOG as of December 31, 2011, by year for the first five years and in total. Also, describe for us in greater detail the nature of the “sustaining costs”, and explain to us the specific types of actions or activities to which they relate. Finally, explain your accounting policies for “sustaining costs.”

Response:

The table below provides additional detail of estimated costs included in our 2011 SMOG disclosure relating to future development costs. Included are estimated costs to convert proved undeveloped reserves to proved developed reserves, abandonment costs associated with our developed assets and other estimated capital expenditures necessary to replace and upgrade facilities and equipment where our producing reserves exist. To clarify, we do not separately capture a “sustaining costs” category in future development costs and will refer to “Other Costs” to describe costs other than conversion and abandonment in our response.

U.S. Securities and Exchange Commission

October 10, 2012

[Note 1: Rule 83 Confidential Treatment Request Made by ConocoPhillips;

Request Number 1]

Generally, costs included in the “Other Costs” category in the table above are for major repairs, replacement or upgrade activities to continue production of our proved reserves. Specifically, the types of actions or activities involved in major repairs, replacing and upgrading our existing facilities are limited to capital expenditures such as engineering, procurement and major repairs of processing facilities and gathering lines; automation; major improvements and maintenance to offshore platforms, including major costs to keep the facilities up to code; and complete replacements of various property units (e.g., compressors, pumps, tanks). Initial costs of required equipment or facilities to convert proved undeveloped to proved developed reserves are excluded from “Other Costs”. Any costs relating to activities or actions to add proved reserves are excluded from future development costs.

Our accounting policy for development costs, as stated on page 88 of our 2011 Form 10-K, is as follows: “Costs incurred to drill and equip development wells, including unsuccessful development wells, are capitalized.” The types of costs included in the “Other Costs” category, are costs we would anticipate capitalizing in the future as they are incurred.

U.S. Securities and Exchange Commission

October 10, 2012

In response to your request, I hereby acknowledge each of the following:

1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action on the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours,

CONOCOPHILLIPS

/s/ Jeff W. Sheets
Jeff W. Sheets
Executive Vice President, Finance and Chief Financial Officer

cc:	Mr. James E. Copeland, Jr.

Chairman of the Audit and

Finance Committee

Mr. Ryan M. Lance

Chairman and Chief Executive Officer

Ms. Janet Langford Kelly, Esq.

Senior Vice President, Legal,

General Counsel and Corporate Secretary

Ms. Glenda M. Schwarz

Vice President and Controller

Mr. Andrew R. Brownstein, Esq.

Wachtell, Lipton, Rosen & Katz

Mr. Timothy T. Griffy

Ernst & Young LLP